FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of February 2002

QXL ricardo PLC

Landmark House
Hammersmith Bridge Road
London W6 9EJ
United Kingdom
Tel: 44-208-962 7100

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.]

QXL ricardo PLC

Date 27/2/2002.

By

Robert Dighero
Chief Financial Officer and Director

Landmark House
Hammersmith Bridge Road
London W6 9EJ
T: 020 8962 7231 F: 020 8962 7335

qxl ricardo

PRESS RELEASE

QXL ricardo plc - Third Quarter Results **5 February 2002**

Fifth successive quarter of gross profit growth and operating expense reduction

Launch of Co-Branding Programme

QXL ricardo plc ("QXL" or the "Group"; LSE: QXL.L; Nasdaq: QXLC; Frankfurt: QXL.F), the pan-European online auction company, today announces results for the third quarter ended 31 December 2001.

Commenting on the results Mark Zaleski, Chief Executive Officer, said:
"These results reflect another solid quarter for QXL and represent the fifth consecutive quarter in which we have increased gross profit and reduced operating expenses. Our focus on the customer proposition and product enhancements is increasing the underlying transaction volumes. The co-branding programme, which we are announcing today, follows the success of co-branded auctions with many leading brands and portals, and will drive further traffic to our sites. We anticipate that the significant progress we have made in this quarter in cost control, marketing partnerships and enhancing the customer offering, will provide a solid platform for future growth. Finally, I would like to welcome Thomas Power to the board as a non-executive director and look forward to working with him."

Third Quarter ended 31 December 2001 – Operating and Financial Highlights

- Gross profit increased 92% over the quarter ended 31 December 2000 to £1.4 million.
- Trading loss decreased 56% over the quarter ended 31 December 2000 to £5.4 million.
- Operating expenses reduced 47% over the quarter ended 31 December 2000 to £6.8 million
- Increase in monetisation rate to 5.8% from 2.9% for the quarter ended 31 December 2000.
- Agency Gross Auction Value increased 17% to £24.5 million over the quarter ended 31 December 2000.
- 3.7 million members at quarter end, a 41% increase over the number at 31 December 2000.

Recent Developments

- Launch of the Co-Branding Programme, providing an integrated auction solution to QXL's existing and future partners.
- Fee introduction in Norway and the Netherlands.
- Pan-European marketing partnership signed with MSN, Europe's number one web destination, for an exclusive content and e-commerce agreement.

- Pan-European implementation of DoubleClick's DARTmail email platform, and DART for Publishers (DFP) ad-serving technology.
- Co-branded auction agreements signed with the Telewest site BlueYonder.co.uk and with SceneOne.co.uk and Bravo.co.uk of Flextech Interactive.
- Exclusive auction partnership signed with SFDRS, the leading Swiss television station, to provide auctions during the 2002 Winter Olympics.
- Distribution deal with Scandinavian Online, Norway's largest portal and internet site, whereby QXL.no will be the exclusive auction partner.

For further enquiries please contact:

QXL ricardo plc
Mark Zaleski, Chief Executive Officer) Tel: 020 7831 3113 on 5 February 2002
Robert Dighero, Chief Financial Officer
Alison Cabot, VP Communications) all other dates: 020 8962 7231

Financial Dynamics
Sarah Marsland) Tel: 020 7831 3113
James Melville-Ross
Juliet Clarke

Financial and Operating Data Highlights
(All financial data in thousands, UK GAAP)

	Quarter Ended 31 December 2001	Quarter Ended 31 December 2000	9 Months Ended 31 December 2001	9 Months Ended 31 December 2000
Turnover	£1,459	£4,084	£4,171	£11,934
Gross Profit	£1,410	£733	£3,624	£1,661
Trading loss	£5,357	£12,111	£20,025	£40,219
Loss on ordinary activities	£7,120	£41,356	£25,705	£124,549
Gross auction value[1]				
Agency	£24,491	£20,889	£75,509	£45,880
Principal	neg	£3,983	£615	£11,723
Total	£24,491	£24,872	£76,124	£57,603
Number of members at end of period[2]	3,665	2,583	3,665	2,583
No. of items listed for auction[3]	7,354	8,783	20,508	23,530

(1) *Gross auction value represents the aggregate sales price, inclusive of applicable value-added tax, of all merchandise and services for which an auction was successfully concluded (i.e there was at least one bid at or above the specified minimum or reserve price, whichever is higher). The Principal Gross Auction Value figure for the 9 months ended 31 December 2001 represents the six months ended 30 September 2001. Principal GAV for the quarter ended 31 December 2001 is negligible*
(2) *We define a member as a person who has completed our registration process*
(3) *Number of items listed for auction represents the number of items available for sale on our web sites. There may not be a bid at or above the specified minimum or reserve price for each item listed for auction.*

Reconciliation of Trading loss to Loss on ordinary activities

	Quarter Ended 31 December 2001	Quarter Ended 31 December 2000	9 Months Ended 31 December 2001	9 Months Ended 31 December 2000
	£'000	£'000	£'000	£'000
Trading loss	5,357	12,111	20,025	40,219
Goodwill amortisation	1,848	3,387	6,121	11,586
Exceptional goodwill impairment	-	26,208	-	73,233
National Insurance on options	-	(274)	-	(2,378)
Restructuring costs	-	231	-	707
Total operating loss	7,205	41,663	26,146	123,367
Share of joint venture	-	194	-	3,417
Net interest receivable	(85)	(501)	(441)	(2,235)
Loss on ordinary activities before taxation	7,120	41,356	25,705	124,549

Operational Review

Underlying growth

As a result of the continued rollout of fee programmes, we now have active fee-paying memberships in eight countries and over 90% of our Gross Auction Value is generating revenue. As expected, the impact on Gross Auction Value in those countries where fees have recently been introduced has been largely compensated for by good growth in a number of countries that have not been subject to the one-time impact from the introduction of fees. We have also seen a 19% overall increase in the number of items listed for auction in the quarter compared to the previous quarter, a 9% overall increase in transaction volumes over the same period and an average transaction value of approximately £43 in the quarter.

Reduced losses

We have continued to achieve significant reductions in trading loss over the last five quarters, with a 13% decrease over the quarter ended 30 September 2001. This reduction reflects the increase in our gross profit together with reductions in our operating expenses. Looking forward, we believe that a number of countries will start to trade profitably in the next two quarters and that the steps taken during the third quarter to streamline the business will lead to further reductions in our operating expenses in the coming months.

Marketing strategy

We remain fully focussed on continuing to improve our product and thereby enhancing our customer proposition to enable all seller types, whether an individual or large business, to trade effectively. Key recent initiatives include:

- Continued focus on customer relationship management (CRM) programmes: Through our use of DARTmail, an email platform that enables us cost-effectively to deliver highly targeted and measurable email campaigns, and other marketing analysis tools, we can more effectively reduce our customer acquisition costs and monitor and continue to improve the lifetime value of our customers.

- The QXL Co-Branding Programme: Today we are announcing the launch of a full-service 'Co-Branding Programme' that provides QXL's partners, such as the Times Newspaper Group, with a simple solution rapidly to create an auction channel within their sites, which is operated by QXL, but which maintains their branding throughout the auction experience. Benefits to current and potential partners include the ability to create a new distribution channel for a supplier, to easily provide their members with an e-commerce facility, and to create revenue opportunities. This programme also presents increased revenue opportunities for QXL as well as providing us with a cost-effective customer and content acquisition tool.

Recent deals and new partnership agreements

We signed a number of key partnership agreements this quarter, including a pan-European marketing agreement with MSN, covering Denmark, Finland, France, Germany, Norway, Spain, Sweden, and the UK. This agreement gives QXL strong presence across several properties, including where available, the MSN Auction Channel and the Shopping homepage. QXL will also offer its auction services to MSN and Microsoft to provide special auctions of Microsoft products or unique items. As a result of endorsement by QXL of the .Net alert service, QXL will have a presence on MSN Messenger in Germany, France and the UK, and in Denmark, Finland, Norway and Sweden once the MSN Messenger programme is localised in those countries, providing access to MSN's millions of users in Europe.

In the UK, QXL.com has signed an exclusive content and e-commerce agreement with **The Times Newspapers Limited**, providing both *The Times* and *The Sunday Times* readers access to exclusive QXL auctions, the opportunity for QXL and TNL partners to run unique promotions through the co-branded environment and a number of exclusive and exciting auction events to be marketed to audiences of *The Times, The Sunday Times* and QXL.

In addition. QXL.com has signed agreements with the Telewest site BlueYonder.co.uk and with SceneOne.co.uk and Bravo.co.uk of Flextech Interactive. Users of **BlueYonder.co.uk**, **SceneOne.co.uk**, and **Bravo.co.uk** can bid for thousands of items offered by QXL.com's auction community via specially created pages, accessible from the respective sites. The co-branded pages will run featured auctions and promotions, tailored to each site's specific audience.

ricardo.ch has recently signed an exclusive auction partnership with **SFDRS**, the leading Swiss television station, to provide auctions during the 2002 Winter Olympics.

QXL.es has announced a contract to become the auction channel of **IDG (International Data Group)**, the worldwide leader in IT publications, with magazines such as: PC World, MacWorld, Computer World and Dealer World.

QXL.no has established a distribution deal with **Scandinavian Online** (SOL.no) Norway's largest portal and internet site. QXL.no is the exclusive auction partner on SOL and has a presence on all pages and full implementation in the shopping category. In addition, QXL.no is the exclusive auction partner for the TV show **Big Brother** and will be the online auction partner for Norway's largest charity event, **The TV Aksjonen**, which will be broadcast on the largest television station.

Board Changes

Thomas Power, Chief Knowledge Officer and Founder of The Ecademy, has been appointed a non-executive director of the board, with effect from 5 February 2002. Thomas founded the Ecademy, the E-business Education Network with over 10,000 global members. An author of the *Financial Times* report, 'From Supply Chain to Value Chain' and former Managing Director of the TDS Group, Thomas founded The Ecademy in 1998. In addition to his Ecademy responsibilities, he provides strategic consulting to many FTSE 100 chief executives, carries out numerous public speaking engagements and is contracted to write 4 more books for the *Financial Times*, having written two already.

Adam Singer and Peter Sederowsky, both non-executive directors, have tendered their resignations from the board, effective 5 February 2002, due to other time commitments. The Board wishes to thank them for their time and dedication to the company.

Financial Review

The Group's third quarter results show continued reductions in trading loss and loss on ordinary activities before taxation compared to the previous quarter.

For the quarter ended 31 December 2001, the Group completed agency-based auctions of merchandise and services with an aggregate gross auction value of £24.5 million. This represented almost the entire gross auction value in that period, a 17% increase in the value of agency-based auctions over the quarter ended 31 December 2000 and a 2% reduction over the quarter ended 30 September 2001.

Turnover for the quarter ended 31 December 2001 increased 26% to £1.5 million from £1.2 million for the quarter ended 30 September 2001. As a result of the successful migration to an agency-based business, the figure represented a 76% decrease over the quarter ended 31 December 2000. This decrease arises because in the agency-based model the Group records only the value of its commission as turnover instead of the full value of the transaction.

Cost of sales remained negligible at £49,000 for the quarter ended 31 December 2001, compared to £10,000 for the quarter ended 30 September 2001, and decreased from £3.4 million in the quarter ended 31 December 2000. The large year-on-year decrease in cost of sales was driven by the Group's withdrawal from the business of conducting auctions on a principal basis.

Gross profit for the quarter increased 23% to £1.4 million from £1.1 million in the quarter ended 30 September 2001 and increased 92% from £733,000 in the quarter ended 31 December 2000. This increase was primarily due to the continued development of commission charges on the agency-based business and increasing advertising revenues. Gross profit, as a percentage of gross auction value, increased from 4.5% for the quarter ended 30 September 2001 to 5.8%. During the quarter, the group introduced success fees in Norway and the Netherlands. As a result of this introduction of success fees, there may be some continued impact on average transaction values.

As a consequence of the slight increase in cost of sales, gross margin declined slightly to 97% in the quarter ended 31 December 2001 from 99% in the quarter ended 30 September 2001 and increased from 18% in the quarter ended 31 December 2000.

Sales and marketing expenses (excluding goodwill) decreased 12% to £3.8 million for the quarter ended 31 December 2001, from £4.3 million for the quarter ended 30 September 2001 as the result of a continued focus on the cost effectiveness of marketing activity and decreased 41% from £6.3 million in the quarter ended 31 December 2000.

Technology and development costs (excluding exceptional items and goodwill) decreased 15% to £1.5 million in the quarter ending 31 December 2001 from £1.8 million in the quarter ended 30 September 2001 and decreased 62% from £4.0 million in the quarter ended 31 December 2000. This decrease resulted primarily from the final stages of integrating acquired auction platforms.

General and administrative costs (excluding exceptional items) increased 10% to £1.5 million in the quarter ended 31 December 2001, from £1.4 million in the quarter ended 30 September 2001 and decreased 40% compared to the quarter ended 31 December 2000. The year-on-year decline was due to a continued rationalisation of overhead costs in countries where dual operations existed as the result of acquisitions. In addition, due to the move away from online auctions in which the Group acts as principal, warehouse and logistics costs have also decreased.

Goodwill charges in the quarter ended 31 December 2001 amounted to £1.8 million compared to £1.9 million in the previous quarter.

Trading loss (Operating loss before goodwill and exceptionals) in the quarter ended 31 December 2001 decreased 13% to £5.4 million from £6.1 million in the quarter ended 30 September 2001 and decreased 56% from £12.1 million in the quarter ended 31 December 2000.

Losses on ordinary activities before taxation in the quarter ended 31 December 2001 were £7.1 million compared to losses of £7.9 million in the quarter ended 30 September 2001 and £41.4 million in the quarter ended 31 December 2000.

On 9 November 2001, the Group received the third £5 million of funding pursuant to its issue of £15 million of convertible bonds. During the quarter the Group did not issue any shares pursuant to its £15 million Equity Commitment. £11.6 million of the Equity Commitment remains outstanding and can be drawn, subject to certain conditions, at the Group's discretion. As at 31 December 2001, the Group had cash of £17.5 million and funding facilities as outlined above of £11.6 million, providing, if fully drawn, a total of £29.1 million of financing.

Current Trading and Outlook

Gross profit and operating expenses have each improved on a quarterly basis for the last five quarters, resulting in reduced trading losses. Gross profit margins also continue to remain high at 97%. Although the Group experienced a slight decline in overall Gross Auction Value, the underlying increase in transaction volumes demonstrates increasing liquidity and we believe that we have a solid base for further improvements as the impact of the recent fee introductions and platform migrations diminishes.

Going forward, we are confident that further strategic marketing partnerships and initiatives, such as our Co-Branding Programme, as well as substantial product enhancements will provide us with a solid platform for future growth. We believe that the Group will continue to achieve high gross profit margins as it remains focused on its agency-based business. In addition, we expect that a number of countries will start to trade profitably in the next two quarters and that our operating cashflow will be positively impacted by our ongoing cost control programme.

QXL ricardo plc
Consolidated profit and loss account
Third Quarter Results – UK GAAP

	Quarter Ended 31 December 2001 Unaudited	Quarter Ended 31 December 2000 Unaudited	9 Months Ended 31 December 2001 Unaudited	9 Months Ended 31 December 2000 Unaudited
	£'000	£'000	£'000	£'000
Turnover – continuing	1,459	4,084	4,171	11,934
Cost of sales	49	3,351	547	10,273
Gross profit	1,410	733	3,624	1,661
Distribution costs	6,057	9,724	20,408	80,327
Administrative expenses	2,558	32,672	9,362	44,701
Operating loss	(7,205)	(41,663)	(26,146)	(123,367)
Share of joint venture	-	(194)	-	(3,417)
Interest receivable	85	501	441	2,235
Loss on ordinary activities before taxation	(7,120)	(41,356)	(25,705)	(124,549)
Tax on loss on ordinary activities	-	-	-	-
Minority interest	123	305	1,313	1,640
Dividends and appropriations – non equity	-	-	-	-
Retained loss	(6,997)	(41,051)	(24,392)	(122,909)
Operating Expenses above analysed as:				
Sales and marketing	3,772	6,347	13,408	23,864
Exceptional goodwill impairment	-	434	-	45,211
Goodwill amortisation – S&M	2,285	2,943	7,000	11,252
Distribution costs	6,057	9,724	20,408	80,327
General and administrative	1,494	2,473	4,478	7,608
Exceptional goodwill impairment – technology & development	-	25,774	-	28,022
Goodwill amortisation – technology & development	(437)	444	(878)	806
Technology & development	1,501	3,990	5,847	9,841
National Insurance on options	-	(274)	-	(2,378)
Restructuring costs	-	231	-	707
Share based compensation	-	34	(85)	95
Administrative expenses	2,558	32,672	9,362	44,701

QXL ricardo plc
Consolidated profit and loss account
Third Quarter Results – UK GAAP

	Quarter Ended 31 December 2001 Unaudited	Quarter Ended 31 December 2000 Unaudited	9 Months Ended 31 December 2001 Unaudited	9 Months Ended 31 December 2000 Unaudited
Loss per equity share (basic and diluted)				
Loss after taxation	(6,997)	(41,051)	(24,392)	(122,909)
Weighted average number of ordinary shares outstanding ('000)	725,284	493,708	714,017	349,645
Net loss per share (basic and diluted) – pence	(0.9)	(8.3)	(3.3)	(35.2)
Statement of total recognised gains and losses				
Retained loss	(6,997)	(41,051)	(24,392)	(122,909)
Exchange adjustments	35	524	(545)	231
Total recognised loss for the period	(6,962)	(40,527)	(24,937)	(122,678)

QXL ricardo plc
Consolidated Balance Sheet -UK GAAP

	31 December 2001 Unaudited £'000	31 December 2000 Unaudited £'000	31 March 2001 Audited £'000
Fixed assets:			
Intangible assets	15,630	20,471	23,955
Tangible assets	4,204	7,911	6,337
Investments	30	3,441	232
	19,864	31,823	30,525
Current assets:			
Stock	56	623	295
Debtors and prepayments	4,972	11,008	7,901
Cash at hand and at bank	17,547	37,499	24,285
	22,575	49,130	32,481
Creditors: amounts falling due within 1 year	(5,767)	(27,537)	(13,381)
Net current assets:	16,808	21,593	19,100
Total assets less current liabilities	36,672	53,416	49,624
Convertible bonds	(15,161)	-	(5,011)
Creditors: amounts falling due after 1 year	(73)	(258)	(413)
Provisions for liabilities and charges	-	-	-
Net assets	**21,438**	**53,158**	**44,200**
Called up share capital	770	579	635
Share premium account	224,487	208,926	218,856
Merger reserve	9,137	6,617	9,137
Profit & loss account	(211,903)	(168,721)	(187,053)
Total equity shareholders' funds	**22,491**	**47,401**	**41,575**
Equity Minority Interest	(1,053)	5,757	2,625
Capital Employed	**21,438**	**53,158**	**44,200**

QXL ricardo plc
Consolidated Cashflow Statement – UK GAAP

	9 Months Ended 31 December 2001 Unaudited	9 Months Ended 31 December 2000 Unaudited	Year Ended 31 March 2001 Audited
	£'000	£'000	£'000
Net cash outflow from operating activities	(20,037)	(46,022)	(56,004)
Returns on investment and servicing of finance	762	2,220	2,449
Capital expenditure and financial investment	(281)	(2,028)	(2,417)
Acquisitions	(243)	6,126	(1,047)
Cash outflow before management of liquid resources and financing	(19,800)	(39,704)	(57,019)
Management of liquid resources	13,042	-	56,125
Financing	13,062	68,995	3,642
Increase in cash	6,304	29,291	2,748

Mr Power is currently a director of The Ecademy Limited and Routecause Limited and there is no information in 6F.2(b) to (g) of the Listing Rules of the UK Listing Authority that is required to be disclosed in relation to Mr Power.

Background on QXL ricardo

QXL ricardo plc ("QXL") is a pan-European online auction community, conducting online auctions in eleven languages and twelve currencies. The QXL online auction community facilitates trading 24 hours a day, seven days a week in an efficient, convenient and entertaining environment, enabling buyers to bid on merchandise and services from across Western Europe which are sold by QXL members and merchants. QXL also enables sellers to locate and trade with buyers in new geographic markets. A wide selection of merchandise and services is available on its online auction community, ranging from computer software and hardware, consumer electronics, household appliances and collectibles to travel-related items and sports equipment. QXL is a publicly traded company with its shares listed on the Official List of the United Kingdom Listing Authority, the Nasdaq National Market and the Frankfurt Stock Exchange.

QXL provides access to the QXL trading community in:
UK - www.qxl.com and www.qxl.co.uk; Germany - www.ricardo.de; France - www.qxl.fr; Italy - www.qxl.it; Netherlands - www.ricardo.nl; Norway - www.qxl.no, Denmark - www.qxl.dk; Spain - www.qxl.es; Poland - www.allegro.pl; Sweden - www.qxl.se; Finland - www.qxl.fi; Switzerland - www.ricardo.ch

This press release may contain forward-looking statements that relate to the Company's plans, objectives, estimates and goals. The Company's business is subject to numerous risks and uncertainties, including risks associated with: funding requirements; acquisitions, only having a limited operating history, regulation of auctions and the Internet, probable variability in the Company's quarterly operating results; the Company's results of operations not being indicative of future performance; significant losses being incurred as a result of expansion of the Company's business; dependence on growth of online commerce market, risks associated with development and growth of the Company's foreign language web sites; intense competition, failure to develop the Company's brand, failure to expand the Company's systems; risks associated with managing internal growth and retaining and recruiting personnel; international expansion, online commerce security; risks associated with not developing new services, features and functions, risks associated with intellectual property rights, fraudulent activity of our members and suppliers, and seasonality. These and other risks and uncertainties, which are described in more detail in the Company's Registration Statement dated 7 October 1999, on Form F-1 and Annual Report dated 28 September 2001 on Form 20-F filed with the US Securities and Exchange Commission, in the Company's prospectuses and listing particulars filed with the UK Listing Authority and the Registrar of Companies in England and Wales (the most recent being dated 22 May 2001), in the German Sales and Listing Prospectus dated 23 October 2000 filed with the Frankfurt Stock Exchange (as supplemented on 10 November 2000), could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements